SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                Commission File Number 000-33231

(Check One)

      |_| Form 10-K and Form 10-KSB       [ ] Form 11-K
      |_| Form 20-F      |X|Form 10-Q and Form 10-QSB      |_|Form N-SAR

          For period ended September 30, 2005
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      |_| Transition Report on Form 10-K and Form 10-KSB
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q and Form 10-QSB
      |_| Transition Report on Form N-SAR

      For   the transition period ended
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


      Full name of registrant Innova Holdings, Inc.
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      Address of principal executive office 17105 San Carlos Boulevard, A-6151
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      City, State and Zip Code Fort Myers Beach, Florida 33931
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                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to unanticipated delays in completing its unaudited financial statements for the period ended September 30, 2005, Registrant has only recently provided such financial statements and related data to its independent accountants for review.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Eugene Gartlan                            (239)       466-0488
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                                            (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      It is anticipated that Registrant's net loss for the quarter ended September 30, 2005 will be approximately $516,000 compared to a net loss of approximately $335,000 for the quarter ended September 30, 2004. This increase is primarily attributable to an increase in operating expenses without any significant change in revenues. Additionally, it is anticipated that Registrant's net loss for the nine months ended September 30, 2005 will be approximately $1,460,000 compared to a net loss of approximately $562,300 for the nine months ended September 30, 2004. This increase is primarily attributable to an increase in operating expenses without any significant change in revenues. The increase in operating expenses primarily resulted from the Company's reestablishing its core business after a shutdown period of several years. During 2005, expenses were incurred for compensation, marketing, trade shows and production not incurred during 2004. Also, the Company has entered into operating leases for operating and administrative space and incurred increased professional fees for auditing, accounting, financial and business planning services.


                              Innova Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005                   By: /s/ Walter K. Weisel
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                                          Walter K. Weisel, CEO